Exhibit 1.01
L3Harris Technologies, Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2024 to December 31, 2024

This Conflict Minerals Report (“CMR”) was prepared by L3Harris Technologies, Inc. (“L3Harris” or “we,” “us,” or “ our”) pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1, 2024 to December 31, 2024 (the “2024 Reporting Period”) and was filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Item 1.01(c) of Form SD – Specialized Disclosure Report (“Form SD”). As used in this CMR, the term “conflict minerals” is defined in Form SD and refers to gold and columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“3TG” or “conflict minerals”).

Company Overview
We are the Trusted Disruptor for the defense industry. With customers’ mission-critical needs always in mind, our employees deliver end-to-end technology solutions connecting the space, air, land, sea and cyber domains in the interest of national security. We support government customers in more than 100 countries, with our largest customers being various departments and agencies of the U.S. Government, their prime contractors and international allies. Our products and services have defense and civil government applications, as well as commercial applications. We published our financial results in the following four reportable segments for the fiscal year ended January 3, 2025:

•Communication Systems: Tactical communications with global communications solutions; broadband communications; integrated vision solutions; and public safety radios, system applications and equipment;

•Integrated Mission Systems: Multi-mission intelligence, surveillance and reconnaissance systems; passive sensing and targeting; electronic attack platforms; autonomy; power and communications; networks; sensors; and Commercial Aviation Solutions, which includes aviation products and pilot training operations and was divested on March 28, 2025;

•Space & Airborne Systems: Satellites and space payloads, sensors and full-mission solutions; classified intelligence and cyber; airborne combat systems; and mission networks for air traffic management operations; and

•Aerojet Rocketdyne: Missile solutions with propulsion technologies for strategic defense, missile defense, hypersonic and tactical systems and fuzing; and space propulsion and power systems for national security space and exploration missions.

We report annually on our conflict minerals supply chain due diligence activities, which we do through our Internet website (https://www.L3Harris.com/company/environmental-social-and-governance) and through our filings with the SEC on Form SD and any associated CMR. The content of any website referred to in this CMR is included for general information only and is not incorporated by reference into this report.

Covered Products
We conducted an analysis and found that 3TG was necessary to the functionality or production of many of the products manufactured by L3Harris, or contracted by L3Harris to be manufactured, to support our government and commercial customers’ mission-critical needs.

As a downstream purchaser, we do not have direct contractual relationships with the 3TG smelters or refiners; therefore we rely on our direct suppliers (“Tier 1 Suppliers”) to provide information with respect to the origin of conflict minerals contained in our products, including sources of conflict minerals that are supplied to our Tier 1 Suppliers by their upstream suppliers. Because of the complexity and size of our supply chain we contracted with a supply chain intelligence service, Source Intelligence (“SI”), to assist with supplier outreach, manage responses, and consolidate the data into actionable results.

Reasonable Country of Origin Inquiry (“RCOI”)
To complete the RCOI required by the Rule, SI engaged L3Harris’ suppliers to collect information about the presence and sourcing of 3TG used in the products and components supplied to L3Harris. The program utilized the Responsible Minerals Initiative’s Conflict Minerals Reporting Template (“CMRT”). Only CMRTs version 6.4 or higher were accepted. Suppliers were offered two options to submit the required information, either by uploading the CMRT in MS Excel format or by completing an online survey version of this template directly in the SI platform. In certain cases, if a supplier was unable to complete on the platform, L3Harris or SI uploaded the CMRT on their behalf.

Supplier Engagement

L3Harris provided SI with at least one email address for each Tier 1 Supplier designated as in-scope. The RCOI began with an introduction email from L3Harris to suppliers describing the Conflict Minerals Compliance Program (“CMCP”) requirements and identifying SI as a partner in the process. Following that introduction email, SI sent a subsequent email to suppliers containing a registration and survey request link for the on-line data collection platform.

Following the initial introductions to the program and information request, up to four reminder emails were sent to each non-responsive supplier requesting survey completion.

New Information Cut-off

In recognition that the information requested can take time to collect and aggregate, suppliers were given a final deadline of March 31, 2025 to provide information about the metal processors present in their supply chains for the 2024 Reporting Period.

Information Requested

Suppliers were asked to provide information regarding the sourcing of their materials with the ultimate goal of identifying the 3TG smelters or refiners (“SORs”) and associated mine countries of origin. Suppliers who had already performed a RCOI through the use of the CMRT were asked to upload this document into the SI system or to provide this information in the online survey version.

L3Harris chose to give their suppliers the ability to share information at a level with which they were most comfortable, i.e. company, product or user-defined, but the declaration scope had to be specified.

Suppliers were requested to provide an electronic signature before submitting their data to L3Harris to verify that all answers submitted were accurate to the best of the supplier’s knowledge, but the suppliers were not required to provide an electronic signature to submit their data.

Quality Assurance

Supplier responses were evaluated for plausibility, consistency, and gaps. If any of the following “quality control” (“QC”) flags were raised, suppliers were automatically contacted by the SI platform on a bi-weekly basis up to 3 times.

•One or more SORs were listed for an unused metal;

•SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor;

•Supplier answered yes to sourcing from the Democratic Republic of the Congo or adjoining countries (“DRC”), but none of the SORs listed are known to source from the region;

•Supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers;

•Supplier indicated they have not identified all of the SORs used for the products included in the declaration scope;

•Supplier indicated they have not provided all applicable SOR information received; and

•Supplier indicated 100% of the 3TG for products covered by the declaration originates from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

RCOI Results

As a downstream purchaser of potential conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our Tier 1 Suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals or whether the necessary conflict minerals were from recycled or scrap sources. We also rely, to a large extent, on information collected and provided by independent third party audit programs. Such sources of information may yield inaccurate or incomplete information, may be subject to fraud or alteration, and therefore may not be reliable.

Another complicating factor is the unavailability of country of origin and chain of custody information from our suppliers on a continuous, real-time basis. Since we do not have direct contractual relationships with SORs, we rely on our Tier 1 Suppliers to gather and provide specific information about the date when the ore is smelted into a derivative and later shipped, stored, sold and first entered the stream of commerce.

A total of 669 Tier 1 suppliers were identified as in-scope and contacted as part of the RCOI process conducted by SI. The response rate among these suppliers was 46%. Of these responding suppliers, 68% indicated one or more of the conflict minerals as necessary to the functionality or production of the products they supply to L3Harris. Based on SI’s smelter/refiner database, and as shown in the CMCP Data Summary, there was an indication of DRC sourcing for 55 out of 373 verified smelters/refiners.

SI Due Diligence Process

For those supply chains with SORs that are known or thought to be sourcing from the DRC, additional investigation is needed to determine the source and chain-of-custody of the regulated metals. SI relies on the following internationally accepted audit standards to determine which SORs are considered “DRC Conflict Free”: the Responsible Minerals Assurance Process (“RMAP”), the London Bullion Market Association Good Delivery Program and the Responsible Jewellery Council Chain-of-Custody Certification. SI has become an official vendor member of the Responsible Minerals Initiative (“RMI”) to further facilitate the exchange of supply chain data and technical information in the quest for global ethical sourcing of materials. This membership provides SI access to the following working groups: Engage with the CMRT Development Team, Smelter Engagement Team, Smelter Data Management Team, RMI Stakeholders Call, and RMI Plenary.

If the SOR is not certified by these internationally-recognized schemes, SI attempts to contact the SOR to gain more information about their sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SORs takes to track the chain-of-custody on the source of its mineral ores. Relevant information to review includes: whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research is also performed to determine whether there are any outside sources of information regarding the SOR’s sourcing practices. Up to three contact attempts are made by SI to SORs to gather information on mine country of origin and sourcing practices.
Based on the limitations of data being reported by suppliers at a company level without detail as to source and chain of custody for the specific quantities of 3TG supplied to us, along with the suppliers that do not know the origin of the materials, we cannot confirm the facilities used to process, or the country or specific mine or location of origin of, the necessary conflict minerals in our products for the 2024 Reporting Period.

Continuous Efforts to Mitigate Risk
We have taken or intend to take steps after December 31, 2024, to continue to mitigate the risk that our necessary conflict minerals directly or indirectly finance or benefit armed groups in covered countries. We also intend to continue our progress in reaching back through the tiers of suppliers in our supply chain as part of our continued effort to identify the smelters and refiners upstream from the suppliers in our supply chain. We intend to continue to communicate to our suppliers regarding our expectations regarding responsible supply chains for conflict minerals coming from conflict-affected and high-risk areas and our potential actions (i.e., consequences to suppliers) in response to identified conflict minerals risks in our supply chain. We also intend to continue our membership and participation in industry associations such as the Aerospace Industries Association (“AIA”) Conflict Minerals Working Group and the RMI, through which we support efforts to improve the assessment of supplier and smelter due diligence in the supply chain of conflict minerals from conflict-affected and high-risk areas. For example, we have been involved in the AIA’s efforts to encourage certain smelters and gold refiners that supply conflict minerals that may be used in products manufactured by the U.S. aerospace and defense industry to conduct due diligence in accordance with the OECD Guidance and become validated as a conflict-free smelter or refiner.

Forward Looking Statements

Statements in this CMR that are not historical facts are forward-looking statements made in reliance on the safe harbor provisions of Section 21E of the Exchange Act. Forward-looking statements in this CMR include, but are not limited, to expectations concerning our future actions to mitigate risk, to improve our due diligence processes, to engage with our suppliers, and to take other actions regarding conflict minerals in our supply chain. These statements could be affected by many risks, uncertainties and other factors, including, but not limited to, the impact of acquisitions and divestitures, incomplete information from third-party sources, continuing guidance regarding the Rule and the enactment of laws and rules in other jurisdictions, future changes to our diligence processes and delays or difficulties in engaging with suppliers and identifying smelters and refiners in our supply chain.